Filed pursuant to Rule 424(b)(3)

File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	April 15, 2026

OFS Credit Company, Inc.

$200,000,000

Common Stock

This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023, Amendment No. 6 thereto, dated June 12, 2024 and Amendment No. 7 thereto, dated March 14, 2025, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.

The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From January 24, 2020 to April 14, 2026, we sold a total of 18,650,257 shares of common stock at a weighted average price of $8.30 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $153.1 million after deducting commissions and fees.

Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million. Pursuant to Amendment No. 7 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $200.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date). OFS Capital Management, LLC, our investment adviser, may, from time to time and in its sole discretion, pay some or all of the commissions payable under the Equity Distribution Agreement or make additional supplemental payments to ensure that the sales price per share of our common stock in connection with the At-the-Market Offering made hereunder will not be less than our current net asset value per share. Any such payments made by the investment adviser will not be subject to reimbursement by us.

RECENT DEVELOPMENTS

March 2026 Financial Update

On April 15, 2026, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of March 31, 2026 is between $3.73 and $3.83. This estimate is not a comprehensive statement of our financial condition or results for the month ended March 31, 2026. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending April 30, 2026, which will be reported in our Semi-Annual Report on Form N-CSRS.

Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after March 31, 2026 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by interest rate and inflation rate changes, the ongoing war between Russia and Ukraine, the escalated armed conflict and heightened regional tensions in the Middle East, activity in South America, the agenda of the U.S. Presidential administration, including the impact of tariff enactment and tax reductions, trade disputes with other countries, instability in the U.S. and international banking systems, the risk of recession or the impact of the prolonged shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future NAV, net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.

The preliminary financial data included in this March 2026 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.